UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

VocalTec Communications Ltd.

(Name of Issuer)

Ordinary Shares, New Israeli Shekel 0.13 par value per share

(Title of Class of Securities)

M97601112

(CUSIP Number)

Fritz Meijaard Managing Director Cisco Systems International B.V. Haarlerbergpark Haarlerbergweg 13-19 1101 CH Amsterdam The Netherlands 31 (0)20 357 1000	Dennis D. Powell Senior Vice President and Chief Financial Officer Cisco Systems, Inc. 170 West Tasman Drive San Jose, CA 95134 (408) 526-4000

Copies to:

Daniel J. Winnike, Esq.

Fenwick & West LLP

801 California Street

Mountain View, CA 94041

(650) 988-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 24, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. M97601112	Page 1 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cisco Systems International B.V. (“CSIBV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None 8 SHARED VOTING POWER 1,673,549*(1)(2) 9 SOLE DISPOSITIVE POWER None 10 SHARED DISPOSITIVE POWER 1,673,549*(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,673,549*(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒(2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Shared with the other Reporting Persons (defined below) solely by virtue of the fact that CSIBV is a direct wholly owned subsidiary of Cisco Systems Netherlands Holdings B.V. and an indirect wholly owned subsidiary of each other Reporting Person.
(2)	Excludes shares held by other parties to the Shareholders Agreement (defined below), the Acquisition Agreement (defined below) and any other agreement described herein. See Items 4, 5 and 6.
*	Reflects shares beneficially owned as of November 24, 2005.
**	Based on 4,642,007 ordinary shares of the Issuer outstanding (as adjusted for the Reverse Split (defined below)), as reported for November 28, 2005 in Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Commission on November 28, 2005, which the Reporting Persons understand was the number of ordinary shares outstanding as of November 24, 2005.

SCHEDULE 13D

CUSIP No. M97601112	Page 2 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cisco Systems Netherlands Holdings B.V. (“CSNHBV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None 8 SHARED VOTING POWER 1,673,549*(3)(4) 9 SOLE DISPOSITIVE POWER None 10 SHARED DISPOSITIVE POWER 1,673,549*(3)(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,673,549*(3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒(4)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

(3)	Shared with the other Reporting Persons (defined below), solely by virtue of the fact that CSIBV, the record holder of these shares, is a direct wholly owned subsidiary of CSNHBV and an indirect wholly owned subsidiary of each other Reporting Person. CSNHBV disclaims beneficial ownership of the shares pursuant to Rule 13d-4.
(4)	Excludes shares held by parties to the Shareholders Agreement (defined below), the Acquisition Agreement (defined below) and any other agreement described herein, other than CSIBV. See Items 4, 5 and 6.
*	Reflects shares beneficially owned by CSIBV as of November 24, 2005. CSNHBV disclaims beneficial ownership of the shares pursuant to Rule 13d-4.
**	Based on 4,642,007 ordinary shares of the Issuer outstanding (as adjusted for the Reverse Split (defined below)), as reported for November 28, 2005 in Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Commission on November 28, 2005, which the Reporting Persons understand was the number of ordinary shares outstanding as of November 24, 2005.

SCHEDULE 13D

CUSIP No. M97601112	Page 3 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cisco Systems Luxembourg S.a.r.l. (“CSLS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None 8 SHARED VOTING POWER 1,673,549*(3)(4) 9 SOLE DISPOSITIVE POWER None 10 SHARED DISPOSITIVE POWER 1,673,549*(3)(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,673,549*(3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒(4)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

(3)	Shared with the other Reporting Persons (defined below), solely by virtue of the fact that CSIBV, the record holder of these shares, is a direct wholly owned subsidiary of CSNHBV and an indirect wholly owned subsidiary of each other Reporting Person. CSLS disclaims beneficial ownership of the shares pursuant to Rule 13d-4.
(4)	Excludes shares held by parties to the Shareholders Agreement (defined below), the Acquisition Agreement (defined below) and any other agreement described herein, other than CSIBV. See Items 4, 5 and 6.
*	Reflects shares beneficially owned by CSIBV as of November 24, 2005. CSLS disclaims beneficial ownership of the shares pursuant to Rule 13d-4.
**	Based on 4,642,007 ordinary shares of the Issuer outstanding (as adjusted for the Reverse Split (defined below)), as reported for November 28, 2005 in Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Commission on November 28, 2005, which the Reporting Persons understand was the number of ordinary shares outstanding as of November 24, 2005.

SCHEDULE 13D

CUSIP No. M97601112	Page 4 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cisco Systems Luxembourg International S.a.r.l. (“CSLIS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None 8 SHARED VOTING POWER 1,673,549*(3)(4) 9 SOLE DISPOSITIVE POWER None 10 SHARED DISPOSITIVE POWER 1,673,549*(3)(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,673,549*(3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒(4)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

(3)	Shared with the other Reporting Persons (defined below), solely by virtue of the fact that CSIBV, the record holder of these shares, is a direct wholly owned subsidiary of CSNHBV and an indirect wholly owned subsidiary of each other Reporting Person. CSLIS disclaims beneficial ownership of the shares pursuant to Rule 13d-4.
(4)	Excludes shares held by parties to the Shareholders Agreement (defined below), the Acquisition Agreement (defined below) and any other agreement described herein, other than CSIBV. See Items 4, 5 and 6.
*	Reflects shares beneficially owned by CSIBV as of November 24, 2005. CSLIS disclaims beneficial ownership of the shares pursuant to Rule 13d-4.
**	Based on 4,642,007 ordinary shares of the Issuer outstanding as of November 28, 2005 (as adjusted for the Reverse Split (defined below)), as reported in Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Commission on November 28, 2005.

SCHEDULE 13D

CUSIP No. M97601112	Page 5 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cisco Systems International S.a.r.l. (“CSIS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None 8 SHARED VOTING POWER 1,673,549*(3)(4) 9 SOLE DISPOSITIVE POWER None 10 SHARED DISPOSITIVE POWER 1,673,549*(3)(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,673,549*(3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒(4)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

(3)	Shared with the other Reporting Persons (defined below), solely by virtue of the fact that CSIBV, the record holder of these shares, is a direct wholly owned subsidiary of CSNHBV and an indirect wholly owned subsidiary of each other Reporting Person. CSIS disclaims beneficial ownership of the shares pursuant to Rule 13d-4.
(4)	Excludes shares held by parties to the Shareholders Agreement (defined below), the Acquisition Agreement (defined below) and any other agreement described herein, other than CSIBV. See Items 4, 5 and 6.
*	Reflects shares beneficially owned by CSIBV as of November 24, 2005. CSIS disclaims beneficial ownership of the shares pursuant to Rule 13d-4.
**	Based on 4,642,007 ordinary shares of the Issuer outstanding (as adjusted for the Reverse Split (defined below)), as reported for November 28, 2005 in Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Commission on November 28, 2005, which the Reporting Persons understand was the number of ordinary shares outstanding as of November 24, 2005.

SCHEDULE 13D

CUSIP No. M97601112	Page 6 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cisco Systems (Bermuda) Limited (“CSBL”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None 8 SHARED VOTING POWER 1,673,549*(3)(4) 9 SOLE DISPOSITIVE POWER None 10 SHARED DISPOSITIVE POWER 1,673,549*(3)(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,673,549*(3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒(4)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

(3)	Shared with the other Reporting Persons (defined below), solely by virtue of the fact that CSIBV, the record holder of these shares, is a direct wholly owned subsidiary of CSNHBV and an indirect wholly owned subsidiary of each other Reporting Person. CSBL disclaims beneficial ownership of the shares pursuant to Rule 13d-4.
(4)	Excludes shares held by parties to the Shareholders Agreement (defined below), the Acquisition Agreement (defined below) and any other agreement described herein, other than CSIBV. See Items 4, 5 and 6.
*	Reflects shares beneficially owned by CSIBV as of November 24, 2005. CSBL disclaims beneficial ownership of the shares pursuant to Rule 13d-4.
**	Based on 4,642,007 ordinary shares of the Issuer outstanding (as adjusted for the Reverse Split (defined below)), as reported for November 28, 2005 in Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Commission on November 28, 2005, which the Reporting Persons understand was the number of ordinary shares outstanding as of November 24, 2005.

SCHEDULE 13D

CUSIP No. M97601112	Page 7 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cisco Systems International Holdings Limited (“CSIHL”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None 8 SHARED VOTING POWER 1,673,549*(3)(4) 9 SOLE DISPOSITIVE POWER None 10 SHARED DISPOSITIVE POWER 1,673,549*(3)(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,673,549*(3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒(4)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

(3)	Shared with the other Reporting Persons (defined below), solely by virtue of the fact that CSIBV, the record holder of these shares, is a direct wholly owned subsidiary of CSNHBV and an indirect wholly owned subsidiary of each other Reporting Person. CSIHL disclaims beneficial ownership of the shares pursuant to Rule 13d-4.
(4)	Excludes shares held by parties to the Shareholders Agreement (defined below), the Acquisition Agreement (defined below) and any other agreement described herein, other than CSIBV. See Items 4, 5 and 6.
*	Reflects shares beneficially owned by CSIBV as of November 24, 2005. CSIHL disclaims beneficial ownership of the shares pursuant to Rule 13d-4.
**	Based on 4,642,007 ordinary shares of the Issuer outstanding (as adjusted for the Reverse Split (defined below)), as reported for November 28, 2005 in Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Commission on November 28, 2005, which the Reporting Persons understand was the number of ordinary shares outstanding as of November 24, 2005.

SCHEDULE 13D

CUSIP No. M97601112	Page 8 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cisco Technology, Inc. (“CTI”), I.R.S. Identification No. 77-0462351
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None 8 SHARED VOTING POWER 1,673,549*(3)(4) 9 SOLE DISPOSITIVE POWER None 10 SHARED DISPOSITIVE POWER 1,673,549*(3)(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,673,549*(3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒(4)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

(3)	Shared with the other Reporting Persons (defined below), solely by virtue of the fact that CSIBV, the record holder of these shares, is is a direct wholly owned subsidiary of CSNHBV and an indirect wholly owned subsidiary of each other Reporting Person. CTI disclaims beneficial ownership of the shares pursuant to Rule 13d-4.
(4)	Excludes shares held by parties to the Shareholders Agreement (defined below), the Acquisition Agreement (defined below) and any other agreement described herein, other than CSIBV. See Items 4, 5 and 6.
*	Reflects shares beneficially owned by CSIBV as of November 24, 2005. CTI disclaims beneficial ownership of the shares pursuant to Rule 13d-4.
**	Based on 4,642,007 ordinary shares of the Issuer outstanding (as adjusted for the Reverse Split (defined below)), as reported for November 28, 2005 in Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Commission on November 28, 2005, which the Reporting Persons understand was the number of ordinary shares outstanding as of November 24, 2005.

SCHEDULE 13D

CUSIP No. M97601112	Page 9 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cisco Systems, Inc. (“Cisco”), I.R.S. Identification No. 77-0059951
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None 8 SHARED VOTING POWER 1,673,549*(3)(4) 9 SOLE DISPOSITIVE POWER None 10 SHARED DISPOSITIVE POWER 1,673,549*(3)(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,673,549*(3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒(4)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

(3)	Shared with the other Reporting Persons (defined below), solely by virtue of the fact that CSIBV, the record holder of these shares, is a direct wholly owned subsidiary of CSNHBV and an indirect wholly owned subsidiary of each other Reporting Person. Cisco disclaims beneficial ownership of the shares pursuant to Rule 13d-4.
(4)	Excludes shares held by parties to the Shareholders Agreement (defined below), the Acquisition Agreement (defined below) and any other agreement described herein, other than CSIBV. See Items 4, 5 and 6.
*	Reflects shares beneficially owned by CSIBV as of November 24, 2005. Cisco disclaims beneficial ownership of the shares pursuant to Rule 13d-4.
**	Based on 4,642,007 ordinary shares of the Issuer outstanding (as adjusted for the Reverse Split (defined below)), as reported for November 28, 2005 in Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Commission on November 28, 2005, which the Reporting Persons understand was the number of ordinary shares outstanding as of November 24, 2005.

SCHEDULE 13D

CUSIP No. M97601112	Page 10 of 17 Pages

Item 1. Security and Issuer.

The class of equity securities to which this Schedule relates is the ordinary shares, par value New Israeli Shekel 0.13 per share (“Ordinary Shares”), of VocalTec Communications Ltd. (the “Issuer”). Unless otherwise indicated, all share numbers and share prices in this Schedule have been adjusted to give effect to the 13-for-1 reverse split of the Ordinary Shares that took effect on November 28, 2005 (the “Reverse Split”), prior to which the par value of the shares was New Israeli Shekel 0.01 per share. The principal executive offices of the Issuer are located at 2 Maskit Street, Herzliya Pituach 46733, Israel.

Item 2. Identity and Background.

This Schedule is filed jointly by (i) Cisco Systems International B.V. (“CSIBV”), a Netherlands private limited liability company and wholly-owned subsidiary of Cisco Systems Netherlands Holdings B.V. (“CSNHBV”); (ii) CSNHBV, a Netherlands private limited liability company and wholly-owned subsidiary of Cisco Systems Luxembourg S.a.r.l. (“CSLS”); (iii) CSLS, a Luxembourg private limited company and wholly-owned subsidiary of Cisco Systems Luxembourg International S.a.r.l. (“CSLIS”); (iv) CSLIS, a Luxembourg private limited company and wholly-owned subsidiary of Cisco Systems International S.a.r.l. (“CSIS”); (v) CSIS, a Switzerland limited liability company and wholly-owned subsidiary of Cisco Systems (Bermuda) Limited (“CSBL”); (vi) CSBL, a Bermuda company limited by shares and wholly-owned subsidiary of Cisco Systems International Holdings Limited (“CSIHL”); (vii) CSIHL, a Bermuda company limited by shares and wholly-owned subsidiary of Cisco Technology, Inc. (“CTI”); (viii) CTI, a California corporation and wholly-owned subsidiary of Cisco Systems, Inc. (“Cisco”); and (ix) Cisco, a California corporation (each a “Reporting Person” and collectively, the “Reporting Persons”). The agreement between the Reporting Persons relating to the joint filing of this Schedule is attached as Exhibit A hereto.

CSIBV manufactures and provides hardware, software and support services for end-to-end networking solutions. CSNHBV is engaged primarily in investment activity. CSLS provides marketing support and customer service support services for Cisco products. CSLIS holds investments in Luxembourg and foreign companies and administers, controls and develops its investment portfolio. CSIS licenses intellectual property and engages in manufacturing, research and development activities. CSBL is engaged primarily in investment activity. CSIHL is engaged primarily in investment activity. CTI owns and licenses intellectual property and engages in research and development activities. Cisco manufactures and sells networking and communications products and provides services associated with that equipment and its use. The address of CSIBV’s and CSNHBV’s principal executive offices is Haarlerbergpark, Haarlerbergweg 13-19, 1101 CH Amsterdam, The Netherlands. The address of CSLS’s principal executive offices is Avenue JF Kennedy 46A, 4th Floor, Luxembourg, Luxembourg L-1855. The address of CSLIS’s registered office is 8-10, rue Mathias Hardt, L-1717 Luxembourg, Luxembourg. The address of CSIS’s principal executive offices is Route de Renens 1, Bussigny-Pres-Lausanne, Switzerland 1030. The address of CSBL’s and CSIHL’s registered offices is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The address of CTI’s and Cisco’s principal executive offices is 170 West Tasman Drive, San Jose, California 95134.

Set forth on Schedule A is the name, the principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of CSIBV, CSNHBV, CSLS, CSLIS, CSIS, CSBL, CSIHL, CTI and Cisco as of the date hereof. To each Reporting Person’s knowledge, each of said individuals is a citizen of the United States, except as otherwise indicated on Schedule A.

(d)	During the last five years, neither any Reporting Person nor, to each Reporting Person’s knowledge, any person named on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. M97601112	Page 11 of 17 Pages

(e)	During the last five years, neither any Reporting Person nor, to each Reporting Person’s knowledge, any person named on Schedule A attached hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On November 24, 2005, the Issuer completed the acquisition of Tdsoft Ltd., a private company organized under the laws of the State of Israel (“Tdsoft”). The acquisition was completed pursuant to a Share Sale and Purchase Agreement dated as of October 27, 2005 (the “Acquisition Agreement”), by and among the Issuer, Tdsoft and certain shareholders of Tdsoft attached to this Schedule as Exhibit B, providing for the purchase of all of the outstanding share capital of Tdsoft by the Issuer in exchange for Ordinary Shares of the Issuer (the “Acquisition”). Upon completion of the Acquisition, Tdsoft became a wholly owned subsidiary of the Issuer, and the Issuer issued an aggregate of approximately 45.26 million Ordinary Shares (such number stated prior to, and without giving effect to, the Reverse Split) to the former shareholders of Tdsoft and assumed Tdsoft’s outstanding options and warrants. Pursuant to the Acquisition Agreement, 75% of the aggregate issued and outstanding shares of Issuer as of immediately following the issuance of such shares were issued in consideration of all of the outstanding shares of Tdsoft.

In connection with the Acquisition, CSIBV acquired 1,673,549 Ordinary Shares of the Issuer in exchange for 1,429,651 ordinary shares and 1,546,930 preferred C shares of Tdsoft beneficially owned by it as of the closing date of the Acquisition. On the closing date of the Acquisition, there was no market for the Tdsoft securities, and the most recent closing price of the Ordinary Shares was $0.48 per share (as reported on the NASDAQ Capital Market for November 23, 2005, prior to giving effect to the Reverse Split).

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Ordinary Shares reported hereby pursuant to the Acquisition for investment purposes.

The Ordinary Shares were issued pursuant to the Acquisition Agreement, which also provides for, among other things, the issuance of Issuer securities by the Issuer to various individuals named in the Acquisition Agreement (not including any of the Reporting Persons) after the date of the event which requires the filing of this Schedule.

The Acquisition Agreement provides for a Shareholders Representative Committee to perform various administrative and other tasks in connection with the Acquisition Agreement, including, among other things, (1) to effectuate the distribution of the Ordinary Shares initially issuable in the transaction to the former shareholders of Tdsoft (including with respect to tax withholdings and similar matters), (2) to perform various roles in connection with the implementation of the indemnification provisions, including taking actions necessary in connection with the defense, negotiation and/or settlement of any claims for which the Issuer may be required to indemnify the former Tdsoft shareholders and vice versa, and (3) to take such other action as the committee may deem appropriate, including agreeing to any modification or amendment of the Acquisition Agreement and executing and delivering an agreement of such modification or amendment. One of the three individuals initially appointed to the Shareholders Representative Committee pursuant to the Acquisition Agreement is an employee of a subsidiary of Cisco. Also, the Acquisition Agreement provides that the Shareholders Representative Committee shall act in accordance with any requirements or instructions of the Shareholder parties to the Acquisition Agreement who were entitled to receive a majority of the

CUSIP No. M97601112	Page 12 of 17 Pages

number of the “Issued Shares” (as defined in the Acquisition Agreement); CSIBV was entitled to receive approximately 48% of the “Issued Shares.” Any indemnity claims of the Issuer under Sections 10.3 and 10.4 of the Acquisition Agreement that are resolved in favor of the Issuer are payable through the transfer of Ordinary Shares to the Issuer, which would result in Ordinary Shares being transferred from former Tdsoft shareholders (possibly including CSIBV), and all indemnity claims of the Seller Group (as defined in the Acquisition Agreement) under Section 10.5 of the Acquisition Agreement that are resolved in favor of the Sellers Group are payable through the issuance to the Shareholders (as defined in the Acquisition Agreement) of new Ordinary Shares, which could result in additional Ordinary Shares being issued to former Tdsoft shareholders (including CSIBV).

In connection with the Acquisition, certain shareholders of the Issuer, including CSIBV, entered or are expected to enter into that certain Shareholders Agreement the form of which is attached to this Schedule as Exhibit C regarding the voting and disposition of their Ordinary Shares (the “Shareholders Agreement”). Although it has not yet formally done so, CSIBV intends to enter into the Shareholders Agreement shortly. Under the Shareholders Agreement, the parties thereto have agreed or are expected to agree, among other things, to vote the Ordinary Shares held by them in favor of the election to the Issuer’s board of directors of nominees designated by certain parties to the Shareholders Agreement, including one nominee to be designated for election by a holder of the majority of the shares held collectively by CSIBV, HarborVest International Private Equity Partners III - Direct Fund L.P. and the “Founders” (as defined in the Shareholders Agreement). The Shareholders Agreement is described further in Item 6, and that description is incorporated by reference herein.

Because the Shareholders Agreement provides for certain arrangements among its parties in connection with the voting of Issuer securities, these parties may be deemed to be a “group” as referred to in Rule 13d-5 under the Act. The terms of the Acquisition Agreement, as summarized above, also may cause the parties thereto to be deemed to be a “group” as referred to in Rule 13d-5 under the Act. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are members of a “group” for purposes of Rule 13d-5 with any of the other parties to the Shareholders Agreement or the Acquisition Agreement, or that such “group” exists, and the Reporting Persons expressly disclaim the existence, or membership in, any such “group” and beneficial ownership of Ordinary Shares of the Issuer held by any of such persons.

Also in connection with the Acquisition, CSIBV entered into that certain Registration Rights Agreement dated as of November 24, 2005 with the Issuer and certain other shareholders of the Issuer (being former shareholders of Tdsoft) who are signatories thereto, the form of which is attached to this Schedule as Exhibit D (the “Registration Rights Agreement”). The Registration Rights Agreement provides for certain registration rights and restrictions on transfer with respect to the securities of the Issuer held by the shareholder parties thereto, as further described in Item 6 (which description is incorporated by reference herein).

Except as set forth herein, none of the Reporting Persons nor, to the best of their knowledge, any of their executive officers, directors or controlling persons has any current plan or proposal which relates to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer, (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer

CUSIP No. M97601112	Page 13 of 17 Pages

quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to section 12(g)(4) of the Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, each of the Reporting Persons may decide to change its investment intent with respect to the Issuer at any time in the future. In reaching any conclusion as to its future course of action, each Reporting Person will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to such Reporting Person, developments with respect to the business of such Reporting Person, and general economic and stock market conditions, including, but not limited to, the market price of the Ordinary Shares. Each Reporting Person reserves the right, based on all relevant factors, to acquire additional Ordinary Shares in the open market, from the Issuer or in privately negotiated transactions, to dispose of all or a portion of its holdings of Ordinary Shares, or to change its intention with respect to any or all of the matters referred to in this Item.

The foregoing summary descriptions of the Acquisition Agreement, the Shareholders Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the text of such documents, each of which is filed as an Exhibit to this Schedule and is hereby incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

(a) - (b)

CSIBV holds of record and beneficially owns 1,673,549 Ordinary Shares, and the other Reporting Persons each may be deemed to beneficially own these shares. In addition, the Reporting Persons each may be deemed to have shared voting and dispositive power with respect to these shares. The approximate percentage of Ordinary Shares of reported as beneficially owned by the Reporting Persons as of November 24, 2005 were each 36.1% of the class, based on 4,642,007 Ordinary Shares outstanding as of November 28, 2005, as reported in Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Commission on November 28, 2005. Each Reporting Person other than CSIBV disclaims beneficial ownership of these securities pursuant to Rule 13d-4.

By virtue of the voting agreement with respect to the election of directors set forth in the Shareholders Agreement, and by virtue of the terms of the Acquisition Agreement, as summarized above, or any other agreement described herein, it could be alleged that a “group” has been formed within the meaning of Rule 13d-5(b)(1) of the Act. Each Reporting Person disclaims the existence of a “group” and disclaims beneficial ownership of all Ordinary Shares other than any shares reported herein as being beneficially owned by it. The filing of this Schedule shall not constitute an admission that the Reporting Persons and such persons constitute a “group” for purposes of Rule 13d-5 promulgated under the Act.

To the extent a group has been formed, which group (to the extent that it exists) CSIBV and certain other parties are expected to join, by virtue of the voting agreement with respect to the election of directors set forth in the Shareholders Agreement, to the Reporting Persons’ knowledge, the group, which includes the parties listed on Schedule B hereto, would beneficially own and have shared voting and dispositive power over up to approximately 72.8% of the Ordinary Shares on November 24, 2005, as reported for November 28, 2005 in Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on

CUSIP No. M97601112	Page 14 of 17 Pages

Form 6-K filed with the Commission on November 28, 2005, which the Reporting Persons understand was the number of ordinary shares outstanding as of November 24, 2005 (as adjusted for the Reverse Split). To the extent a group has been formed by virtue of the terms of the Acquisition Agreement summarized in Item 4 above, to the Reporting Persons’ knowledge, the group, including substantially all of the major former shareholders of Tdsoft, would beneficially own and have shared voting and dispositive power over up to 75% of the Ordinary Shares on November 24, 2005, as reported for November 28, 2005 in Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Commission on November 28, 2005, which the Reporting Persons understand was the number of ordinary shares outstanding as of November 24, 2005.

Except as provided in Schedule A to this Schedule, to each Reporting Person’s knowledge, no Ordinary Shares are beneficially owned by any of the persons identified in Schedule A. Each of the persons identified in Schedule A, as a director and/or executive officer of the Reporting Person(s) with respect to which they are listed, may be deemed to share beneficial ownership of any Ordinary Shares that the Reporting Person(s) with respect to which they are listed may beneficially own or may be deemed to beneficially own, but disclaims beneficial ownership of these securities pursuant to Rule 13d-4.

(c)	See Item 3 for information regarding the Acquisition, in connection with which CSIBV acquired the Ordinary Shares that are the subject of this Schedule. Except as described in Item 3, the Reporting Persons have not effected any other transaction in the Ordinary Shares during the past 60 days, and, to each Reporting Person’s knowledge, none of the persons named under Item 2 (including Schedule A incorporated by reference therein) has effected transactions in the Ordinary Shares during the past 60 days.

(d)	To each Reporting Person’s knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Ordinary Shares beneficially owned by any of the Reporting Persons as of the date hereof.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Schedule is hereby incorporated by reference herein.

Acquisition Agreement. As set forth in Item 4, the Acquisition Agreement contains certain agreements of the Issuer, Tdsoft and former shareholders of Tdsoft, including CSIBV, with respect to securities of the Issuer after the date of the event which requires the filing of this Schedule.

Shareholders Agreement. The Shareholders Agreement was entered into as of November 24, 2005 by and among the parties listed on Schedule B. Pursuant to the Shareholders Agreement, the parties thereto have agreed or are expected to agree to vote their respective Ordinary Shares in favor of the persons that certain parties nominate for election to the Issuer’s board of directors and against any competing proposals. One such nominee is designated by a holder of the majority of the shares held collectively by CSIBV, HarborVest International Private Equity Partners III - Direct Fund L.P. and the “Founders” (as defined in the Shareholders Agreement), which nominee is initially Mr. Ilan Rosen. The

CUSIP No. M97601112	Page 15 of 17 Pages

Shareholders Agreement also provides that each party thereto, for so long as it is entitled to nominate a director to the Issuer’s board of directors, shall not nominate a director who is an employee or consultant of the Issuer other than Mr. Yosi Albagli, Mr. Ilan Rosen or any other founder of Tdsoft. Further, the Shareholders Agreement provides that in the event that certain parties’ rights to designate nominees are decreased or terminated (including because such parties and their “Permitted Transferees” (as defined in the Shareholders Agreement) no longer hold 50% of the Ordinary Shares held by them as of the closing of the Acquisition Agreement), the party who nominated such a director agrees to lawfully cause such director to immediately resign from the Issuer’s board of directors, and in the absence of such resignation within 24 hours of such decrease or termination, all of the parties agree to cause a general meeting of shareholders of the Issuer to be assembled and to vote their Ordinary Shares in order to remove such director. The term of the Shareholders Agreement is five years, effective on November 24, 2005.

Registration Rights Agreement. CSIBV is a party to the Registration Rights Agreement, the form of which is attached to this Schedule as Exhibit D. Pursuant to the terms of the Registration Rights Agreement, at any time after August 24, 2006 and until no later than November 24, 2012, the parties who are shareholders of the Issuer may request (subject to certain requirements) the Issuer to register all or any portion of the shares they own subject to this agreement. The Registration Rights Agreement also contains Form F-3 and “piggy-back” registration rights (the latter subject to certain requirements) in favor of the parties who are shareholders of the Issuer, which rights terminate no later than November 24, 2012. Further, the Registration Rights Agreement provides that Registrable Securities (as defined therein) may not be transferred unless and until the person to whom they are to be transferred becomes a party to the Registration Rights Agreement and agrees to be bound as a “Holder” thereunder.

The foregoing summary descriptions of the Acquisition Agreement, the Shareholders Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the text of such documents, each of which is filed as an Exhibit to this Schedule and is hereby incorporated by reference herein.

CUSIP No. M97601112	Page 16 of 17 Pages

Item 7. Materials to be Filed as Exhibits.

The following documents are incorporated by reference as exhibits:

Exhibit	Title
A	Joint Filing Agreement dated December 5, 2005 among the Reporting Persons.

B	Share Sale and Purchase Agreement dated as of October 27, 2005 by and among the Issuer, Tdsoft and certain shareholders of Tdsoft (filed as Exhibit 99.2 to the Issuer’s Form 6-K filed with the Commission on November 7, 2005, and incorporated herein by reference)

C	Form of Shareholders Agreement dated as of November 24, 2005

D	Form of Registration Rights Agreement dated as of November 24, 2005

CUSIP No. M97601112	Page 17 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2005	CISCO SYSTEMS INTERNATIONAL B.V.

	By:	/s/ Fritz Meijaard
Fritz Meijaard
Managing Director

Dated: December 5, 2005	CISCO SYSTEMS NETHERLANDS HOLDINGS B.V.

	By:	/s/ Fritz Meijaard
Fritz Meijaard
Managing Director

Dated: December 5, 2005	CISCO SYSTEMS LUXEMBOURG S.A.R.L.

	By:	/s/ Evan Sloves
Evan Sloves
Manager

Dated: December 5, 2005	CISCO SYSTEMS LUXEMBOURG INTERNATIONAL S.A.R.L.

	By:	/s/ Evan Sloves
Evan Sloves
Manager

Dated: December 5, 2005	CISCO SYSTEMS INTERNATIONAL S.A.R.L.

	By:	/s/ Eamann O’Callaghan
Eamann O’Callaghan
Manager

Dated: December 5, 2005	CISCO SYSTEMS (BERMUDA) LIMITED

	By:	/s/ Eamann O’Callaghan
Eamann O’Callaghan
Director

Dated: December 5, 2005	CISCO SYSTEMS INTERNATIONAL HOLDINGS LIMITED

	By:	/s/ Fritz Meijaard
Fritz Meijaard
Director

Dated: December 5, 2005	CISCO TECHNOLOGY, INC.

	By:	/s/ Daniel Scheinman
Daniel Scheinman
President & CEO

Dated: December 5, 2005	CISCO SYSTEMS, INC.

	By:	/s/ Mark Chandler Mark Chandler Vice President, Legal Services, General Counsel and Secretary

Schedule A

Directors and Executive Officers of

the Reporting Persons

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Cisco Systems International B.V. as of the date hereof. Except as indicated below, the business address of each person is c/o Cisco Systems International B.V., Haarlerbergpark, Haarlerbergweg 13-19, 1101 CH Amsterdam, The Netherlands.

CISCO SYSTEMS INTERNATIONAL B.V.

DIRECTORS AND EXECUTIVE OFFICERS

Jose van Dijk, Managing Director (Citizen of The Netherlands) Director, Customer Service, Cisco Systems International B.V.	Edzard Overbeek, Managing Director (Citizen of Belgium) Vice President, EMEA, Cisco Systems Belgium SPRL Pegasus Parc, De Kleetlaan 6A, Diegem, Brabant, Belgium 1831

Fritz Meijaard, Managing Director (Citizen of The Netherlands) Director, Finance, Cisco Systems International B.V.	Coks Stoffer, Managing Director (Citizen of The Netherlands) General Manager, Cisco Systems International B.V.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Cisco Systems Netherlands Holdings B.V. as of the date hereof. Except as indicated below, the business address of each person is c/o Cisco Systems International B.V., Haarlerbergpark, Haarlerbergweg 13-19, 1101 CH Amsterdam, The Netherlands.

CISCO SYSTEMS NETHERLANDS HOLDINGS B.V.

DIRECTORS AND EXECUTIVE OFFICERS

Jose van Dijk, Managing Director (Citizen of The Netherlands) Director, Customer Service, Cisco Systems International B.V.	William D. Ward, Managing Director (Citizen of the United Kingdom) Director, Finance, Cisco Systems, Inc. c/o Cisco Systems, Inc. 170 West Tasman Drive San Jose, CA 95134-1706

Fritz Meijaard, Managing Director (Citizen of The Netherlands) Director, Finance, Cisco Systems International B.V.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Cisco Systems Luxembourg S.a.r.l. as of the date hereof. Except as indicated below, the business address of each person is c/o Cisco Systems Luxembourg S.a.r.l., Avenue JF Kennedy 46A, 4th Floor, Luxembourg, Luxembourg, L-1855.

CISCO SYSTEMS LUXEMBOURG S.A.R.L.

DIRECTORS AND EXECUTIVE OFFICERS

Graham Allan, Manager (Citizen of the United Kingdom) Vice President, Law and Deputy General Counsel, Cisco Systems, Inc. c/o Cisco Systems, Inc. 170 West Tasman Drive San Jose, CA 95134-1706	Evan Sloves, Manager Director, Legal Services, Cisco Systems, Inc. c/o Cisco Systems, Inc. 170 West Tasman Drive San Jose, California 95134-1706

Mark T. Gorman, Manager Director, Legal Services, Cisco Systems, Inc. c/o Cisco Systems, Inc. 170 West Tasman Drive San Jose, California 95134-1706

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Cisco Systems Luxembourg International S.a.r.l. as of the date hereof. Except as indicated below, the business address of each person is c/o Cisco Systems Luxembourg International S.a.r.l., 8-10, rue Mathias Hardt, L-1717 Luxembourg.

CISCO SYSTEMS LUXEMBOURG INTERNATIONAL S.A.R.L.

DIRECTORS AND EXECUTIVE OFFICERS

Graham Allan, Manager (Citizen of the United Kingdom) Vice President, Law and Deputy General Counsel, Cisco Systems, Inc. c/o Cisco Systems, Inc. 170 West Tasman Drive San Jose, CA 95134-1706	Evan Sloves, Manager Director, Legal Services, Cisco Systems, Inc. c/o Cisco Systems, Inc. 170 West Tasman Drive San Jose, California 95134-1706

Mark T. Gorman, Manager Director, Legal Services, Cisco Systems, Inc. c/o Cisco Systems, Inc. 170 West Tasman Drive San Jose, California 95134-1706

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Cisco Systems International S.a.r.l. as of the date hereof. Except as indicated below, the business address of each person is c/o Cisco Systems International S.a.r.l., Route de Renens 1, Bussigny-Pres-Lausanne, Switzerland 1030.

CISCO SYSTEMS INTERNATIONAL S.A.R.L.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Stephen Chomiak, Manager (Citizen of the United Kingdom) Director, Manufacturing, Cisco Systems International S.a.r.l.	Eamann O’Callaghan, Manager (Citizen of Ireland) Manager, Tax, Cisco Systems International S.a.r.l.

Robert Jones, Manager Vice President, Web Platform, Cisco Systems International S.a.r.l.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Cisco Systems (Bermuda) Limited as of the date hereof. Except as indicated below, the business address of each person is c/o Cisco Systems (Bermuda) Limited, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, except that the business address of Messrs. Ausenda and Collis and Ms. Ferguson is Clarendon House, 2 Church Street, Hamilton HM CX, Bermuda.

CISCO SYSTEMS (BERMUDA) LIMITED

DIRECTORS AND EXECUTIVE OFFICERS

Marcello Ausenda, Alternate Director (Citizen of Bermuda) Attorney, Conyers Dill & Pearman

Ulrika Carlsson, Treasurer

(Citizen of Sweden and The Netherlands)

Manager, Treasury, Cisco Systems

International B.V.

c/o Cisco Systems International B.V.

Haarlerbergpark

Haarlerbergweg 13-19

1101CH Amsterdam

The Netherlands

Stephen Chomiak, Director

(Citizen of the United Kingdom)

Director, Manufacturing, Cisco Systems

International S.a.r.l.

c/o Cisco Systems International S.a.r.l.

Route de Renens 1

Bussigny-Pres-Lausanne

Switzerland 1030

Graham B. R. Collis, Director and Vice President (Citizen of the United Kingdom) Attorney, Conyers Dill & Pearman

Dawna Ferguson, Secretary (Citizen of Canada) Corporate Manager, Codan Services Limited

Eamann O’Callaghan, Director and President

(Citizen of Ireland)

Manager, Tax, Cisco Systems International S.a.r.l.

c/o Cisco Systems International S.a.r.l.

Route de Renens 1

Bussigny-Pres-Lausanne

Switzerland 1030

Robert Jones, Director

Vice President, Web Platform, Cisco Systems International S.a.r.l.

c/o Cisco Systems International S.a.r.l.

Rue de Renens 1

Bussigny-Pres-Lausanne

Switzerland 1030

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Cisco Systems International Holdings Limited as of the date hereof. Except as indicated below, the business address of each person is c/o Cisco Systems International Holdings Limited, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, except that the business address of Messrs. Ausenda and Collis and Ms. Ferguson is Clarendon House, 2 Church Street, Hamilton HM CX, Bermuda.

CISCO SYSTEMS INTERNATIONAL HOLDINGS LIMITED

DIRECTORS AND EXECUTIVE OFFICERS

Marcello Ausenda, Alternate Director (Citizen of Bermuda) Attorney, Conyers Dill & Pearman	Dawna Ferguson, Director and Secretary (Citizen of Canada) Corporate Manager, Codan Services Limited

Graham B. R. Collis, Director and Vice President (Citizen of the United Kingdom) Attorney, Conyers Dill & Pearman	Robert Johnson, Vice President VP, Global Taxation, Cisco Systems, Inc.

Fritz Meijaard, Director and President

(Citizen of The Netherlands)

Director, Finance, Cisco Systems International B.V.

c/o Cisco Systems International B.V.

Haarlerbergpark, Haarlerbergweg 13-19

1101 CH Amsterdam

The Netherlands

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Cisco Technology, Inc. as of the date hereof. Except as indicated below, the business address of each person is c/o Cisco Technology, Inc., 170 West Tasman Drive, San Jose, California 95134-1706.

CISCO TECHNOLOGY, INC.

DIRECTORS AND EXECUTIVE OFFICERS

Mark Chandler, Director Vice President, Legal Services, General Counsel and Secretary, Cisco Systems, Inc.	David K. Holland, Secretary VP, Treasurer, Cisco Systems, Inc.

Van T. Dang, Director VP, Law and Deputy General Counsel, Cisco Systems, Inc.	Robert Johnson, Vice President VP, Global Taxation, Cisco Systems, Inc.

Evan Sloves, Director Director, Legal Services, Cisco Systems, Inc.	Dennis D. Powell, CFO & Treasurer Senior Vice President and Chief Financial Officer, Cisco Systems, Inc.

Robert Barr, Vice President VP, Worldwide Patent Counsel, Cisco Systems, Inc.	Daniel Scheinman, President & CEO Senior Vice President, Corporate Development, Cisco Systems, Inc.

Charles H. Giancarlo, Vice President Senior Vice President, Chief Development Officer, Cisco Systems, Inc.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Cisco Systems, Inc. as of the date hereof. Except as indicated below, the business address of each person is c/o Cisco Systems, Inc., 170 West Tasman Drive, San Jose, California 95134-1706.

CISCO SYSTEMS, INC.

BOARD OF DIRECTORS

Carol A. Bartz Chairman and CEO, Autodesk, Inc. 111 McInnis Parkway San Rafael, California 94903	Roderick C. McGeary Chairman and Chief Executive Officer, BearingPoint, Inc.

M. Michele Burns Executive Vice President and Chief Restructuring Officer, Mirant Corporation 1155 Perimeter Center West, Suite 100 Atlanta, Georgia 30338	James C. Morgan Chairman, Applied Materials, Inc. 3050 Bowers Avenue Santa Clara, California 95054

Larry R. Carter Senior Vice President, Office of the President, Cisco Systems, Inc.	John P. Morgridge Chairman of the Board, Cisco Systems, Inc.

John T. Chambers President and CEO, Cisco Systems, Inc.	Steven M. West Partner and Founder, Emerging Company Partners LLC 551 Lantern Court Incline Village, NV 89451

John L. Hennessy President, Stanford University Stanford University Stanford, California 94305	Jerry Yang Co-founder, Yahoo! Inc. 701 First Avenue Sunnyvale, California 94089

Richard M. Kovacevich Chairman and CEO, Wells Fargo & Company 420 Montgomery Street San Francisco, California 94163

EXECUTIVE OFFICERS
Name	Title
Larry R. Carter	Senior Vice President, Office of the President

John T. Chambers	President and Chief Executive Officer

Mark Chandler	Vice President, Legal Services, General Counsel and Secretary

Charles H. Giancarlo	Senior Vice President, Chief Development Officer

Richard J. Justice	Senior Vice President, Worldwide Field Operations

Randy Pond	Senior Vice President, Operations, Systems and Processes

Dennis D. Powell	Senior Vice President and Chief Financial Officer

Betsy Rafael	Vice President, Corporate Controller and Principal Accounting Officer

James Richardson (Citizen of Canada)	Senior Vice President, Chief Marketing Officer

Schedule B

Parties to the

Shareholders Agreement

To the Reporting Persons’ knowledge, the following parties have entered into the Shareholders Agreement:

SilkRoad Limited Liability Company

Saycom Limited Liability Company

HarbourVest International Private Equity Partners III - Direct Fund L.P.

Israel Growth Fund L.P.

ADC Telecommunications, Inc.

Catalyst World Wide Ventures N.V.

To the Reporting Persons’ knowledge, additional parties, including CSIBV, are expected to enter into the Shareholders Agreement. In particular, CSIBV intends to enter into the Shareholders Agreement shortly, although it has not yet formally done so. The additional parties (including CSIBV), together with the parties listed above, are believed to beneficially own approximately 72.8% of the Issuer as of the date of this Report.

EXHIBIT INDEX

Exhibit	Title
A	Joint Filing Agreement dated December 5, 2005 among the Reporting Persons.

B	Share Sale and Purchase Agreement dated as of October 27, 2005 by and among the Issuer, Tdsoft and certain shareholders of Tdsoft (filed as Exhibit 99.2 to the Issuer’s Form 6-K filed with the Commission on November 7, 2005, and incorporated herein by reference)

C	Form of Shareholders Agreement dated as of November 24, 2005

D	Form of Registration Rights Agreement dated as of November 24, 2005

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement as of December 5, 2005.

CISCO SYSTEMS INTERNATIONAL B.V.

By:	/s/ Fritz Meijaard
Fritz Meijaard
Managing Director

CISCO SYSTEMS NETHERLANDS HOLDINGS B.V.

By:	/s/ Fritz Meijaard
Fritz Meijaard
Managing Director

CISCO SYSTEMS LUXEMBOURG S.A.R.L.

By:	/s/ Evan Sloves
Evan Sloves
Manager

CISCO SYSTEMS LUXEMBOURG INTERNATIONAL S.A.R.L.

By:	/s/ Evan Sloves
Evan Sloves
Manager

[Signature Page to Joint Filing Agreement]

CISCO SYSTEMS INTERNATIONAL S.A.R.L.

By:	/s/ Eamann O’Callaghan
Eamann O’Callaghan
Manager

CISCO SYSTEMS (BERMUDA) LIMITED

By:	/s/ Eamann O’Callaghan
Eamann O’Callaghan
Manager

CISCO SYSTEMS INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Fritz Meijaard
Fritz Meijaard
Director

CISCO TECHNOLOGY, INC.

By:	/s/ Daniel Scheinman
Daniel Scheinman
President & CEO

CISCO SYSTEMS, INC.

By:	/s/ Mark Chandler Mark Chandler Vice President, Legal Services, General Counsel and Secretary

[Signature Page to Joint Filing Agreement]

Exhibit C

SHAREHOLDERS AGREEMENT

AGREEMENT (the “Agreement”), dated as of November 24, 2005, by and among Yosi Albagli, Arye Shaham, Eytan Radian, SilkRoad LLC and Saycom LLC, Trade Enterprises Inc. (together the “Founders”); HarborVest International Private Equity Partners III—Direct Fund L.P. (“HarbourVest”); Cisco Systems International B.V. (“Cisco”) and those additional parties who are signatories to this Agreement (such parties, together with the Founders, HarbourVest and Cisco are referred to as the “Shareholders”).

RECITALS

WHEREAS, the Shareholders have entered into a Share Sale and Purchase Agreement (the “Acquisition Agreement”) with Vocaltec Communications Ltd. (the “Company”) dated as of September 30, 2005, pursuant to which they were issued Ordinary Shares of the Company; and

WHEREAS, the Shareholders wish to set forth certain matters with respect to the voting of their Shares (as defined below) as set out in further detail below;

NOW THEREFORE, the Shareholders, intending to be legally bound, hereby agree as follows:

1. Definitions.

The following terms will have the meaning ascribed to them in this paragraph when used in this Agreement:

1.1 “Affiliate” shall mean, with respect to a Shareholder, any Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Shareholder. “Closing” as defined as the closing referred to in the Acquisition Agreement.

1.2 “Equity Securities” shall mean any securities having voting rights in the election of the Board of Directors of the Company, or any securities evidencing an ownership interest in the Company, or any securities convertible into or exercisable for any shares of the foregoing, or any agreement or commitment to issue any of the foregoing.

1.3 “Permitted Transferee” means any Person at least the majority of the voting rights in which is held by the transferring Shareholder, provided that (i) such Person is or becomes a party to this Agreement and agrees in writing to be bound by all the provisions of this Agreement, and (ii) such transferring Shareholder shall not be relieved of its obligations hereunder.

1.4 “Person” shall mean any individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity.

1.5 “Shareholders” means all Shareholders who are signatories to this Agreement and all their Permitted Transferees.

1.6 “Shares” shall mean Ordinary Shares, nominal value NIS 0.01 per share, of the Company, as adjusted from time to time upon split, reverse spilt, distribution of divided or bonus shares, or any such action.

2. Election of Members of Board of Directors.

2.1 Each Shareholder hereby agrees to attend and vote (or cause to be voted) at general meetings of shareholders of the Company all of its Shares: (i) for the election of the following persons to the Board of Directors of the Company and for any other resolution which is necessary in order to facilitate such election; and (ii) against any resolution the effect of which is to prevent or impede such election, other than in accordance with this Agreement:

2.1.1 One (1) nominee designated by the holders of a majority of the Shares held by the Founders, initially Mr. Yosi Albagli, who will be designated to serve until the Annual General Meeting of the Company to be held in the year 2008, unless he resigns from this position, provided however, that in the event that the Founders and their Permitted Transferees hold together in the aggregate less than 50% of the Shares held by the Founders at the Closing, then the Founders shall not be entitled to designate any nominee;

2.1.2 One (1) nominee designated by HarbourVest, initially Mr. Robert Wadsworth, who will be designated to serve until the Annual General Meeting of the Company to be held in the year 2008, unless he resigns from this position, provided however, that in the event that HarbourVest and its Permitted Transferees hold together in the aggregate less than 50% of the Shares that HarbourVest held at the Closing, then HarbourVest shall not be entitled to designate any nominee;

2.1.3 One (1) nominee designated in writing by a holder of the majority of the Shares held collectively by HarbourVest, Cisco and the Founders as a group, initially Mr. Ilan Rosen who will be designated to serve until the Annual General Meeting of the Company to be held in the year 2007, unless he resigns from this position;

2.1.4 Two (2) External Directors (as defined in the Israeli Companies Law - 1999 (the “Companies Law”)) recommended by the Board of Directors of the Company, assuming the Company is obliged under the Companies Law to nominate External Directors; and

2.1.5 One (1) other nominee who shall be an industry expert and deemed “independent” for purposes of relevant securities laws, as determined by a majority of the Company’s Board of Directors, initially Mr. Yosi Atzmon who will be designated to serve until the Annual General Meeting of the Company to be held in the year 2007, unless he resigns from this position.

2.2 Each Shareholder further agrees that in the event that any party that is entitled to nominate a director under this Agreement decides to terminate or replace such director, then the Shareholders shall vote (or cause to be voted) all of his or its Shares to cause the termination of office or the replacement of such director, in accordance with the decision of the Shareholder who nominated such director pursuant to the provisions of this Section 2.1, and cause, if required, a general meeting of shareholders of the Company to be held for such purpose.

2.3 Each of the Shareholders undertakes upon itself, for as long as it is entitled to nominate a director to the Board of Directors, as specified above, not to nominate to the Board of Directors of the Company a director who is an employee or consultant of the Company, provided that this limitation shall not apply to appointments of Mr. Yosi Albagli, Mr. Ilan Rosen, or any other founder of Tdsoft Ltd..

2.4 In the event that the number of nominees to the Board of Directors which a party is entitled to nominate is decreased or terminated as per Section 2.1 above, the respective Shareholder(s) who nominated such director agrees to lawfully cause such director to immediately resign from the Board of Directors and in the absence of such resignation within 24 hours of such decrease or termination, all the Shareholders agree to take such action as is necessary to cause a general meeting of shareholders of the Company to be assembled, and to vote all their Shares in order to remove such director from the Board of Directors. In each such case the number of members of the Board of Directors shall decrease accordingly.

3. Term of the Agreement.

This Agreement shall be in effect from the Closing of the Acquisition Agreement and until five (5) years from the Closing.

4. General Provisions.

4.1 Expenses. Each party to this Agreement will bear its respective expenses incurred in connection with the preparation, execution, and performance of this Agreement, including all fees and expenses of agents, representatives, counsel, and accountants.

4.2 Confidentiality. The parties to this agreement will maintain in confidence, and will cause the directors, officers, employees, agents, and advisors to maintain in confidence, this Agreement and any written information furnished by another party in connection with this Agreement, unless (a) such information is already known to such party or to others not bound by a duty of confidentiality or such information becomes publicly available through no fault of such party, (b) the use of such information is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of this Agreement, or (c) the furnishing or use of such information is required by any U.S., Israeli or other federal, state, local or administrative order, law, ordinance, or regulation or by the applicable rules of any stock exchange.

4.3 Notices. All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by telecopier (with written confirmation of receipt), provided that a copy is mailed by registered mail, return receipt requested, or (c) when received by the addressee, if sent by a recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and telecopier numbers set forth below (or to such other addresses and telecopier numbers as a party may designate by notice to the other parties):

If to a Shareholders:	To such addresses as provided in the Acquisition Agreement, unless notified otherwise to the Company.

4.4 Jurisdiction; Service of Process. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may be brought against any of the parties solely in the courts of the State of Israel, and each of the parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world.

4.5 Further Assurances. The parties agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents, and

(c) to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

4.6 Waiver. The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

4.7 Entire Agreement. This Agreement supersedes all prior shareholders agreements between the parties with respect to its subject matter, and constitutes (along with the documents referred to in this Agreement) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter.

4.8 Modification. This Agreement may not be amended except by a written agreement executed only by the parties hereto (or their Permitted Transferees).

4.9 Adjustment. In each case in which this Agreement specifies a number of Shares such number will be subject to the appropriate adjustment in accordance with applicable law for any reorganization, recapitalization, share split, share dividend and securities at any time issued by the Company in exchange for such shares or in connection with any distribution, merger, sale of assets, consolidation or other action by the Company.

4.10 Assignments, Successors, and no Third-Party Rights. Neither party may assign any of its rights under this Agreement, except for such assignments made to Permitted Transferees along with the transfer of Shares to such Permitted Transferees, without the prior consent of the other parties. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the parties.

4.11 No Third Party Rights. Nothing expressed or referred to in this Agreement will be construed to give any person or entity other than the parties to this Agreement any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement. Subject to the above, this Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement and their successors and assigns.

4.12 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

4.13 Section Headings, Construction. The headings of Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to “Section” or “Sections” refer to the corresponding Section or Sections of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word “including” does not limit the preceding words or terms.

4.14 Governing Law. Subject to such provisions of the Israeli Companies Law which are applicable to this Agreement and which may not be stipulated, this Agreement will be governed by the laws of the State of Israel without regard to conflicts of law principles.

4.15 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

[The remainder of this page left intentionally blank]

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.

Joseph Albagli	Arye Shaham

SilkRoad Limited Liability Company	Saycom Limited Liability Company

By:	By:

Trade Enterprises Inc.	HarbourVest International Private Equity Partners III –Direct Fund L.P.

By:	By: HIPEP III- Direct Associates L.L.C as its General Partner

	By:	HarbourVest Partners LLC as its Managing Member

By:

Cisco Systems International B.V	Be-Connected Ltd.

By:	By:

Israel Growth Fund L.P.	Gemini Israel III Overflow Fund L.P.

By:	By:

Gemini Israel II L.P.	ADC Teledata Ltd.

By:	By:

Catalyst Work Wide Ventures N.V.	Gemini Israel II Parallel Fund Limited Partnership

By:	By:

Exhibit D

REGISTRATION RIGHTS AGREEMENT

REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of November 24, 2005, by and among VocalTec Communications Ltd., a corporation organized under the laws of the State of Israel, with headquarters located at 2 Maskit Street, Herzliya, Israel (the “Company”), and the undersigned shareholders (each, a “Shareholder”, and collectively, the “Shareholders”).

WHEREAS:

A. In connection with the Share Sale and Purchase Agreement by and among the parties hereto and Tdsoft Ltd. dated as of October 27, 2005 (the “Securities Purchase Agreement”), the Company has agreed, upon the terms and subject to the conditions set forth in the Securities Purchase Agreement, to issue and sell to each Shareholder Ordinary Shares, NIS 0.01 nominal value per share, of the Company (the “Ordinary Shares”).

B. The Company has agreed to provide to the Shareholders certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the “1933 Act” or the “Securities Act”), and applicable state securities laws.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and each of the Shareholders, intending to be legally bound, hereby agree as follows:

ARTICLE 1

REGISTRATION RIGHTS

The Company and the Shareholders each covenant and agree as follows:

1.1 Definitions

(a) The terms “register,” “registered,” and “registration” refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement or document;

(b) The term “Registrable Securities” means (i) the Ordinary Shares issued pursuant to the Securities Purchase Agreement and (ii) any share capital of the Company purchased, issued or issuable with respect to the Ordinary Shares as a result of any share split, share dividend, recapitalization, exchange or similar event or otherwise;

(c) The number of shares of “Registrable Securities then outstanding” shall be the number of Ordinary Shares outstanding which are Registrable Securities;

(d) The term “Holder” means any person owning or having the right to acquire Registrable Securities or any assignee thereof in accordance with Section 1.12 of this Agreement;

(e) The term “Form F-3” means such form under the Securities Act as in effect on the date hereof or any successor form under the Securities Act;

(f) The term “SEC” means the Securities and Exchange Commission; and

(g) The term “Initiating Holders” means the holders of a majority of the then issued and outstanding Registrable Securities.

Other capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Securities Purchase Agreement.

1.2 Request for Registration

(a) If, at any time following the nine-month anniversary of, and until the seven-year anniversary of, the date of Closing of the Securities Purchase Agreement, the Company shall receive a written request from the Initiating Holders that the Company file a registration statement under the Securities Act covering the registration of Registrable Securities where the anticipated aggregate offering price, net of underwriting discounts and commissions, of Registrable Securities to be sold is at least $3,000,000, then the Company shall, within 10 days of the receipt thereof, give written notice of such request to all Holders and shall, subject to the limitations of subsection 1.2(b), use its best efforts to effect as soon as practicable, and in any event within one hundred and twenty (120) days of the receipt of such request, the registration under the Securities Act of all Registrable Securities which the Holders request to be registered within 20 days of the mailing of such notice by the Company in accordance with Section 3.4.

(b) If the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to this Section 1.2 and the Company shall include such information in the written notice referred to in subsection 1.2(a). The underwriter will be selected by a majority in interest of the Initiating Holders and shall be reasonably acceptable to the Company. In such event, the right of any Holder to include his Registrable Securities in such registration shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the Initiating Holders and such Holder) to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in subsection 1.5(e)) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting. Notwithstanding any other provision of this Section 1.2, if the underwriter advises the Initiating Holders in writing that marketing factors require a limitation of the number of shares to be underwritten, then the Initiating Holders shall so advise all Holders of Registrable Securities which would otherwise be underwritten pursuant hereto, and the number of shares of Registrable Securities that may be included in the underwriting shall be allocated among all Holders thereof, including the Initiating Holders, in proportion (as nearly as practicable) to the amount of Registrable Securities of the Company initially sought to be registered by each Holder; provided, however, that the number of shares of Registrable Securities to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting.

(c) Notwithstanding the foregoing, if the Company shall furnish to Holders requesting a registration statement pursuant to this Section 1.2, a certificate signed by the Chief Executive Officer of the Company stating that in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its stockholders for such registration statement to be effective at such time, the Company shall have the right to defer such filing for a period of not more than 120 days after receipt of the request of the Initiating Holders; provided, however, that the Company may not utilize this right more than once in any twelve-month period.

(d) In addition, the Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to this Section 1.2:

(i) After the Company has effected two registrations pursuant to this Section 1.2 and such registrations have been declared or ordered effective and maintained effective for at least 120 days (or less if the distribution contemplated in the registration statement has been completed);

(ii) During the period ending (A) 12 months after the effective date of a registration subject to Section 1.2 hereof or (B) 180 days after the effective date of any other registration statement pertaining to Ordinary Shares of the Company, or such shorter periods if such shorter periods are acceptable to the underwriters of such offering;

(iii) In any jurisdiction in which the Company would be required to execute a general consent to service of process in effecting such registration, qualification or compliance, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act or applicable rules or regulations thereunder; or

(iv) If such request does not cover shares representing a market value at the time of such request equal to a minimum of $3,000,000.

1.3 Company Registration. If (but without any obligation to do so) at any time until the seven-year anniversary of the date of Closing of the Securities Purchase Agreement the Company proposes to register (including for this purpose a registration effected by the Company for shareholders other than the Holders) any of its shares under the Securities Act in connection with the public offering of such securities solely for cash (other than a registration statement on Form S-4 or S-8 or any successor forms thereto or any registration statement filed in connection with an exchange offer of securities solely to the Company’s existing security holders), the Company shall, at such time, promptly give each Holder written notice of such registration. Upon the written request of each Holder given within 20 days after mailing of such notice by the Company in accordance with Section 3.4, the Company shall, subject to the provisions of Section 1.8, cause to be registered under the Securities Act all of the Registrable Securities that each such Holder has requested to be registered.

1.4 Form F-3 Registration

If the Company shall receive at any time until the seven-year anniversary of the date of Closing of the Securities Purchase Agreement a written request from the Initiating Holders that the Company file a registration statement on Form F-3 (or any successor form thereto) for a public offering of Registrable Securities, the Company will:

(a) promptly give written notice of the proposed registration to all other Holders; and

(b) as soon as practicable, effect such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Holders’ Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any other Holder or Holders joining in such request as are specified in a written request given within 15 days after receipt of such written notice from the Company; provided, however, that the Company shall not be obligated to effect any such registration, qualification or compliance, pursuant to this Section 1.4: (i) if Form F-3 is not available for such offering by the Holders; (ii) if the Holders, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at an aggregate price to the public (net of any underwriters’ discounts or commissions) of less than $1,500,000; (iii) if the Company shall furnish to the Holders a certificate signed by the President of the Company stating that in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its stockholders for such Form F-3 Registration to be effected at such time, in which event the Company shall have the right to defer the filing of the Form F-3 registration statement for a period of not more than 120 days after receipt of the request of the Holder or Holders under this Section 1.4; provided, however, that the Company shall not utilize this right more than once in any twelve month period; (iv) if the Company has, within the twelve (12) month period preceding the date of such request, already effected two registrations on Form F-3 for the Holders pursuant to this Section 1.4; (v) in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance; or (vi) during the period ending 90 days after the effective date of any registration statement pertaining to Ordinary Shares of the Company (or such shorter period if such shorter period is acceptable to the underwriters of such offering).

(c) Subject to the foregoing, the Company shall file a registration statement covering the Registrable Securities and other securities so requested to be registered as soon as practicable after receipt of the request or requests of the Holders. Registrations effected pursuant to this Section 1.4 shall not be counted as demands for registration or registrations effected pursuant to Sections 1.2 or 1.3, respectively.

1.5 Obligations of the Company

Whenever required under this Section 1 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

(a) prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become effective and keep such registration statement effective for at least 120 days (or less if the distribution contemplated in the registration statement has been completed);

(b) prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement;

(c) furnish without charge to each Holder, at least three business days prior to the pertinent sale or sales by such Holder, such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them;

(d) use its best efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders; provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions;

(e) in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering. Each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement;

(f) immediately notify each Holder of Registrable Securities covered by such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, upon learning of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing and, at the request of the Holders, the Company shall prepare a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading in the light of the circumstances then existing;

(g) cause all such Registrable Securities registered pursuant hereunder to be listed on each securities exchange on which similar securities issued by the Company are then listed, or on the NASD automated quotation system if similar securities issued by the Company are then listed on the NASD automated quotation system, and if such similar securities are designated as Nasdaq “national market system securities” within the meaning of Rule 11Aa2-1 of the Securities and Exchange Commission, to cause the Registered Securities to be so designated;

(h) provide the Holders, any underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other agent retained by the Holders or such underwriter, with reasonable access to such financial and other records, pertinent corporate documents and properties of the Company that are relevant to such registration, and cause the Company’s officers, directors, employees and independent accountants to supply all such information to the Holders or such underwriter, attorney, accountant or agent, subject to any confidentiality requirements as may be requested by the Company;

(i) provide a transfer agent and registrar for all Registrable Securities registered pursuant hereunder and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(j) otherwise use its reasonable efforts to comply with all applicable rules and regulations of the SEC, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months beginning with the first day of the Company’s first full calendar quarter after the effective date of the registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;

(k) permit a Holder, if the Company determines in its sole discretion that such Holder might be deemed to be an underwriter or a controlling person of the Company, to participate in the preparation of such registration or comparable statement;

(l) in the event of the issuance of any stop order suspending the effectiveness of a registration statement, or of any order suspending or preventing the use of any related prospectus or suspending the qualification of any Ordinary Shares included in such registration statement for sale in any jurisdiction, use its reasonable efforts promptly to obtain the withdrawal of such order;

(m) make available (to such extent as shall be determined by the Company in its sole discretion) its senior management to participate in any “road shows” scheduled in connection with the offering of any Registrable Securities pursuant to such registration (but subject in each case to the obligations of such senior management to continue the Company’s operations), with all reasonable out-of-pocket costs and expenses incurred by the Company in connection with such attendance and participation to be paid by the Company; and

(n) furnish to the underwriters, if such securities are being sold through underwriters, at the request of such underwriters, on the date that such Registrable Securities are delivered to the underwriters for sale in connection with a registration pursuant to this Agreement, (i) an opinion, dated such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, and (ii) a comfort letter dated such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed solely to the underwriters, which letter specifies the parties entitled to rely thereon.

1.6 Furnishing Information; Obligations of Selling Holders

It shall be a condition precedent to the obligations of the Company to take any action pursuant to Section 1.2, 1.3 or 1.4 that each selling Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it and the intended method of distribution of such securities and such other information as shall be required to effect the registration of its Registrable Securities. In addition, the Company shall not be obligated to effect the registration of the Registrable Securities pursuant to Section 1.2, 1.3 or 1.4 unless each selling Holder shall (i) consent to comply with all applicable provisions of the Securities Act and the Exchange Act including, but not limited to, the prospectus delivery requirements of the Securities Act, and other applicable securities laws and regulations, (ii) upon receipt of telegraphic or written notice from the Company that it is required by law to correct or update the registration statement or prospectus, refrain from effecting sales of the Registrable Securities until the Company has completed the necessary correction or updating, (iii) refrain from selling Registrable Securities during the process of the registration until the registration statement is effective and (iv) enter into lock up commitments as agreed between the managing underwriter and the Company, not to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any shares of the Company (other than those Registrable Securities included in the registration) without the prior written consent of the Company or such underwriters, as the case may be, for such period of time (not to exceed 120 days) from the effective date of such registration as may be requested by the underwriters.

Whenever any Holder is requesting registration of Registrable Securities pursuant to this Agreement, such Holder shall, subject to compliance with this Section 1.6, as soon as possible: (i) in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, and custody and power of attorney agreement, in usual and customary form, with the managing underwriter of such offering, provided that the Company shall also enter into and perform its obligations under such agreement; and (ii) furnish to the Company, or its counsel, such information in writing as the Company may reasonably request, as is required to be included in the registration statement and supplements to such registration statement in compliance with the provisions of the Securities Act.

1.7 Expenses of Registration

(a) Demand Registration. All expenses other than underwriting discounts and commissions incurred in connection with registrations, filings or qualifications pursuant to Section 1.2, including (without limitation) all registration, filing and qualification fees, printers’ and accounting fees, fees and disbursements of counsel for the Company, and the reasonable out-of-pocket fees and disbursements of one counsel for the selling Holders selected by a majority of the holders of Registrable Securities to be registered shall be borne by the Company.

(b) Company Registration. All expenses other than underwriting discounts and commissions incurred in connection with registrations, filings or qualifications pursuant to Section 1.3, including (without limitation) all registration, filing, and qualification fees, printers’ and accounting fees, fees and disbursements of counsel for the Company, and the reasonable out-of-pocket fees and disbursements of one counsel for the selling Holders selected by a majority of the holders of Registrable Securities to be registered shall be borne by the Company.

(c) Registration on Form F-3. All expenses other than underwriting discounts and commissions incurred in connection with registrations, filings or qualifications pursuant to Section 1.4, including (without limitation) all registration, filing, and qualification fees, printers’ and accounting fees, fees and disbursements of one counsel for the selling Holders selected by a majority of the holders of Registrable Securities to be registered shall be borne by the Company.

1.8 Underwriting Requirements

In connection with any offering involving an underwriting of shares of the Company’s share capital, the Company shall not be required under Section 1.3 to include any of the Holders’ securities in such underwriting unless they accept the terms of the underwriting as agreed upon between the Company and the underwriters selected by it (or by other persons entitled to select the underwriters), and then only in such quantity as the underwriters determine in their sole discretion will not jeopardize the success of the offering by the Company. If the total amount of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the amount of securities sold other than by the Company that the underwriters determine in their sole discretion is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters determine in their sole discretion will not jeopardize the success of the offering (the securities so included to be apportioned pro rata among the Holders according to the total amount of securities entitled to be included therein owned by each Holder or in such other proportions as shall mutually be agreed to by such Holder).

1.9 Delay of Registration

No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 1.

1.10 Indemnification

(a) The Company will indemnify each Holder, each of its officers, directors and partners, stockholders, employees, agents (including such Holder’s legal counsel and independent accountants), and each person controlling such Holder within the meaning of Section 15 of the Securities Act, with respect to which registration, qualification or compliance has been effected pursuant to this Agreement, and each underwriter, if any, and each person who controls any underwriter within the meaning of Section 15 of the Securities Act, against all expenses, claims, losses, damages and liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, arising out of or based on (i) any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus, offering circular or other document, or any amendment or supplement thereto, incident to any such registration, qualification or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, (ii) any violation by the Company of any rule or regulation promulgated under the Securities Act applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, qualification or compliance; and will reimburse each such Holder, each of its officers, directors and partners, stockholders, employees, agents and such Holder’s legal counsel and independent accountants, and each person controlling such Holder, each such underwriter and each person who controls any such underwriter, for any legal and any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action; provided that the Company will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on (i) any untrue statement or omission or alleged untrue statement or omission, made in reliance upon and in conformity with written information furnished to the Company by an instrument duly executed by such Holder or underwriter and stated to be specifically for use therein, (ii) the failure of such Holder to provide to the Company information necessary for the registration statement after written request therefor by the Company, or (iii) the failure of such Holder to effectively cause the prospectus delivery requirement of the Securities Act to be satisfied, provided that the Company has complied with its obligations under Section 1.5(c) of this Agreement.

(b) Each Holder will, severally and not jointly, if Registrable Securities held by such Holder are included in the securities as to which such registration, qualification or compliance is being effected, indemnify the Company, each of its directors and officers, stockholders, employees and agents (including its legal counsel and independent accountants), each underwriter, if any, of the Company’s securities covered by such a registration statement, each person who controls the Company or such underwriter within the meaning of Section 15 of the Securities Act, and each other such Holder, each of its officers and directors and each person controlling such Holder within the meaning of Section 15 of the Securities Act, against all claims, losses, damages and liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, arising out of or based on (i) any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular or other document, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document in reliance upon and in conformity with written information furnished to the Company by an instrument duly executed by such Holder and stated to be specifically for use therein, (ii) any violation by the Company of any rule or regulation promulgated under the Securities Act applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, qualification or compliance, in each case to the extent, but only to the extent, that such violation occurred solely as a result of the use, in such registration statement, prospectus, offering circular or other document of written information furnished to the Company by an instrument duly executed by such Holder and stated to be specifically for use therein, or (iii) provided that the Company has complied with its obligations under Section 1.5(c) of this Agreement, any failure to effectively cause the prospectus delivery requirement of the Securities Act to be satisfied; and each Holder will reimburse the Company, such Holders, such directors, officers, stockholders, employees and agents (including its legal counsel and independent accountants), underwriters or control persons for any legal or any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action for which such Holder is obligated to provide indemnification pursuant to clauses (i), (ii) or (iii); provided, however, that the obligations of such Holders hereunder shall be limited to an amount equal to the gross proceeds before expenses and commissions to each such Holder of Registrable Securities sold as contemplated herein.

(c) Each party entitled to indemnification under this Section 1.10 (the “Indemnified Party”) shall give notice to the party required to provide indemnification (the “Indemnifying Party”) promptly after such Indemnified Party has knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom; provided that counsel for the

Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not be unreasonably withheld), and the Indemnified Party may participate in such defense at such party’s expense; and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Agreement, except to the extent, but only to the extent, that the Indemnifying Party’s ability to defend against such claim or litigation is materially adversely affected as a result of such failure to give notice. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

(d) If the indemnification provided for in paragraphs (a) and (b) of this Section 1.10 is unavailable or insufficient to hold harmless an Indemnified Party under such paragraphs in respect of any losses, claims, damages or liabilities or actions in respect thereof referred to therein, then each Indemnifying Party shall in lieu of indemnifying such Indemnified Party contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages, liabilities or actions in such proportion as appropriate to reflect the relative fault of the Company, on the one hand, and the Holders of Registrable Securities, on the other, in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or actions as well as any other relevant equitable considerations, including the failure to give any notice under paragraph (c) of this Section 1.10. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact relates to information supplied by the Company, on the one hand, or the Holders of Registrable Securities, on the other hand, and to the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Holders of Registrable Securities agree that it would not be just and equitable if contributions pursuant to this paragraph were determined by pro rata allocation (even if all of the Holders of Registrable Securities were treated as one entity for such purpose) or by any other method of allocation which did not take account of the equitable considerations referred to above in this paragraph. The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages, liabilities or action in respect thereof, referred to above in this paragraph, shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this paragraph, the Holders of Registrable Securities shall not be required to contribute any amount in excess of the amount of the total price at which the ordinary shares sold by each of them was offered to the public. No person guilty of fraudulent misrepresentations (within the meaning of Section 11(f) of the Securities Act), shall be entitled to contribution from any person who is not guilty of such fraudulent misrepresentation.

(e) The indemnification of underwriters provided for in this Section 1.10 shall be on such other terms and conditions as are at the time customary and reasonably required by such underwriters. In that event the indemnification of the Holders of Registrable Securities in such underwriting shall at the sellers’ request be modified to conform to such terms and conditions.

1.11 Reports Under Securities Exchange Act of 1934

With a view to making available to the Holders the benefits of Rule 144 promulgated under the Securities Act (or any successor provision then in effect) and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form F-3, the Company agrees to:

(a) make and keep public information available, as those terms are understood and defined in SEC Rule 144 (or any successor provision then in effect), at all times after 90 days after the effective date of the first registration statement filed by the Company for the offering of its securities to the general public so long as the Company remains subject to the periodic reporting requirements under Sections 13 or 15(d) of the Exchange Act;

(b) take such action, including the voluntary registration of its ordinary shares under Section 12 of the Exchange Act, as is necessary to enable the Holders to utilize Form F-3 for the sale of their Registrable Securities, such action to be taken as soon as practicable after the end of the fiscal year in which the first registration statement filed by the Company for the offering of its securities to the general public is declared effective;

(c) file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

(d) furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (or any successor provision then in effect) (at any time after 90 days after the effective date of the first registration statement filed by the Company), the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form F-3 (at any time after it so qualifies), (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC which permits the selling of any such securities without registration or pursuant to such form.

1.12 Assignment of Registration Rights

The rights to cause the Company to register Registrable Securities under Sections 1.2, 1.3 and 1.4 may be assigned by a Holder to a transferee or assignee of such Registrable Securities with respect to the Registrable Securities being assigned or transferred; provided that (a) such transfer may otherwise be effected in accordance with applicable securities laws and restrictions on transfer agreed upon by the Holder and the Company, (b) notice of such assignment is given to the Company within a reasonable time (not to exceed 20 days) after such assignment with the name and address of such assignee and the securities with respect to which such registration rights are being assigned, (c) such transferee or assignee (i) is a wholly-owned subsidiary or constituent partner, retired partner, member, retired member or shareholder of such Holder, or (ii) is an ‘affiliate’ (as that term is defined in Rule 405 promulgated by the Commission under the Securities Act of 1933) of the Holder, including, without limitation, where a Holder is a limited partnership, an affiliated limited partnership managed by the same management company or managing general partner of such Holder or an entity which controls, is controlled by, or is under common control with, such management company or managing general partner, or (iii) is a beneficiary of the Holder, where such Holder is a trust or (iv) is a spouse, ancestor or descendant of such Holder, or (v) is a trust for the benefit of such Holder or any spouse, ancestor or descendant of such Holder, or (vi) acquires from such Holder or Holders at least 300,000 Registrable Securities (as appropriately adjusted for share splits, share combination and the like) in a simultaneous transaction or transactions and (d) such transferee or assignee agrees to be bound by all provisions of this Agreement by executing a counterpart signature page hereto (which shall not be deemed an amendment hereto). Any entity qualifying as a transferee or an assignee pursuant to subsections (c)(i) to (iii) above is referred to herein as a “Permitted Transferee”).

1.13 Limitations on Subsequent Registration Rights

From and after the date of this Agreement, the Company shall not, without the prior written consent of the holders of a majority of the Registrable Securities, enter into any agreement with any holder or prospective holder of any securities of the Company which would allow such holder or prospective holder (a) to include such securities in any registration filed under Section 1.2 or Section 1.4 hereof, unless under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only to the extent that the inclusion of his securities will not reduce the amount of the Registrable Securities of the Holders which is included or (b) to make a demand registration which could result in such registration statement being declared effective within 180 days of the effective date of any registration effected pursuant to Section 1.2.

1.14 Registrable Securities.

For the purposes of this Agreement, Registrable Securities will cease to be Registrable Securities when (i) a registration statement covering such Registrable Securities has been declared effective under the Securities Act by the SEC and such Registrable Securities have been disposed of pursuant to such effective registration statement, (ii) the entire amount of the Registrable Securities may be sold in a single sale, in the opinion of counsel reasonably satisfactory to the Company, without any limitation as to volume pursuant to SEC Rule 144 (or any successor provision then in effect), or (iii) the Registrable Securities are proposed to be sold or distributed by a person not entitled to the registration rights granted by this Agreement.

ARTICLE 2

MISCELLANEOUS

2.1 Entire Agreement

This Agreement constitutes the full and entire understanding and agreement among the parties with regard to the subjects hereof and thereof.

2.2 Successors and Assigns

The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. None of the provisions of this Agreement may be assigned by any Shareholder other than in connection with a due transfer of the relevant shares of the Company by such Shareholder, provided that any right or limitation provided for the express benefit of a specifically named Shareholder shall not be assignable by such party other than to a Permitted Transferee of such Shareholder. The Company shall not permit the transfer of any Registrable Securities on its books or issue a new certificate representing any Registrable Securities unless and until the person to whom such security is to be transferred shall have executed a counterpart signature page hereto, pursuant to which such person becomes a party to this Agreement and agrees to be bound by all the provisions hereof as if such person were a Holder. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

2.3 Amendments and Waivers

Without derogating from Section 1.13 hereof, any term hereof may be amended or waived only with the written consent of the Company and the parties hereto who are the owners of record of at least 75% of the Registrable Securities; provided that (i) should such waiver or amendment adversely affect (directly or indirectly) the rights or privileges granted hereunder to the particular Holder or group of Holders, in a manner which discriminates such Holder/s against other Holders (a “Discriminated Class”), such waiver or amendment shall be subject to the written approval of the Holder/s who are the owners of record of a majority of the outstanding shares of such Discriminated Class, and (ii) any right or limitation provided for the express benefit of a specifically named party may not be amended or waived without the consent of such party. Any amendment or waiver effected in accordance with this Section 2.3 shall be binding upon the Company, the Shareholders, and each of their respective successors and assigns.

2.4 Notices

‘Business Day’ means a day on which the banks are open for business in the country of receipt of any notice.

(a) All notices and other communications made pursuant to this Agreement shall be in writing and shall be conclusively deemed to have been duly given:

(i) in the case of hand delivery to the address shown below, on the next Business Day after delivery;

(ii) in the case of delivery by an internationally recognized overnight courier to the address set forth below, freight prepaid, on the next Business Day after delivery;

(iii) in the case of a notice sent by facsimile transmission to the number, and addressed as, set forth below, on the next Business Day after delivery, if facsimile transmission is confirmed;

(iv) in the case of a notice sent by email to the email address set forth below, on the date of written acknowledgment of receipt of such e-mail by the addressee.

(b) In the event that notices are given pursuant to one of the methods listed in sub-clauses (a)(i)

to (iii) above, a copy of the notice should also be sent by email, if one is given in the contact details below. In the event that notices are given pursuant to the method listed in sub-clause (a)(iv) above, a copy of the notice will also be sent by an internationally recognized overnight courier to the address set forth below, freight prepaid.

(c) All notices and other communications shall be addressed to the address set forth below in the signature page hereof.

(d) A party may change or supplement the contact details for service of any notice pursuant to this Agreement, or designate additional addresses, facsimile numbers and email addresses for the purposes of this Section 2.4 by giving the other party written notice of the new contact details in the manner set forth above.

2.5 Severability

If for any reason any provision of this Agreement shall be determined to be invalid or inoperative, the validity and effect of the other provisions hereof shall not be affected thereby; provided that no such severability shall be effective if it causes a material detriment to any party.

2.6 Applicable Law

This Agreement shall be governed by and construed in accordance with the substantive laws of the State of Israel without regard to the conflicts of law principals of any jurisdiction.

2.7 Counterparts

This Agreement may be executed in any number of counterparts, each of which may be executed by fewer than all of the parties, each of which shall be enforceable against the parties actually executing such parts, and all of which together shall constitute one instrument.

2.8 Titles and Subtitles

The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

2.9 Authority

Each party represents and warrants that such party has full power to execute, deliver and perform this Agreement, which has been duly executed and delivered by and evidences the valid and binding obligation of such party enforceable in accordance with terms.

2.10 Specific Performance

The parties hereto agree that any violation or threatened violation of this Agreement will cause irreparable injury to the parties thus entitling the party against whom a breach occurred or was threatened to obtain injunctive relief, in addition to all legal remedies.

2.11 Aggregation of Shares

All Ordinary Shares held or acquired by affiliated entities or persons, including for the avoidance of doubt, Permitted Transferees of each other, shall be aggregated together for the purpose of determining the availability of any rights under this Agreement; and all Ordinary shares held or acquired by affiliated entities or persons, including for the avoidance of doubt, Permitted Transferees of each other, shall be aggregated together for the purpose of determining the percentage holdings of such entities where applicable.

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SIGNATURE PAGE

IN WITNESS WHEREOF, the undersigned parties have executed this Registration Rights Agreement as of November 24, 2005.

VOCALTEC COMMUNICATIONS LTD.

By:
Name:
Title:

(Print or Type Name of Shareholder/Company]

[Sign Here]:

By:
(Title, if applicable)

Print or Type Address of Shareholder/Company:

Fax No.:

Email: